Exhibit 99.1

Construction of JinMed’s New Facility Begins in Chuzhou, China

Chuzhou City, China, Oct. 10, 2024 (GLOBE NEWSWIRE) -- JIN MEDICAL INTERNATIONAL LTD. (the “Company” or “JinMed”) (NASDAQ: ZJYL), an industrial leader in Assistive Technologies (“AT”), and a manufacturer and developer of wheelchairs and living aids products, today announced the initiation of construction of JinMed’s new manufacturing facility at Chuzhou City, Anhui Province, China. JinMed (Anhui) Co., Ltd., a newly established subsidiary of JinMed, will be designated to operate the Chuzhou JinMed plant (the “New Facility”) which is established as an internationally standardized, innovative, and high-end wheelchair and electric wheelchair manufacturing factory. With higher-level production lines in place, more innovative high-quality products are expected to strengthen JinMed’s leadership in the AT industry.

JinMed’s Chairman and Chief Executive Officer, Mr. Wang Erqi, said that the commencement of the New Facility is another major milestone for JinMed. JinMed will utilize the establishment of the New Facility as an opportunity to continue to uphold the goal of ” global technology for the benefit of mankind”, further strengthen its leadership in the AT industry, and demonstrate the responsibility and commitment of JinMed.

The new Chuzhou facility is targeted to operate in 2025. In addition to the expansion of capacity of JinMed’s current manual wheelchair lines, JinMed will also produce electric wheelchairs and electric scooter specialty lines. Healthcare products such as micro hyperbaric chambers and scientific cosmetic products will also be in production at the New Facility.

About Jin Medical International Ltd.

Founded in 2006 and headquartered at Changzhou, Jiangsu Province of China, JinMed, designs, develops, manufactures and markets wheelchairs and living aids products for people with disabilities, the elderlies, and for rehabilitation application. Currently, JinMed operates  two manufacturing plants with approximately 230,000 square feet in the aggregate in Changzhou City and Taizhou City, Jiangsu Province, China. JinMed is establishing a new facility with 430,000 square feet at Chuzhou, Anhui Province, China.  JinMed has more than 40 distributors in China and more than 20 international distributors. The majority of JinMed’s wheelchair products, with more than 30 models, are sold to distributors in Japan and China, including Nissin Medical Industries Co., Ltd, one of the largest medical device distributors in Japan. JinMed continuously deliver innovative wheelchair products that are both lightweight and ergonomic. For more information, please visit: http://www.zhjmedical.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ir@zhjmedical.com